UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”) dated June 25, 2008, announcing the Company’s intention to complete a private placement of up to 3.0 million new shares in Frontline Ltd.

Exhibit 1

FRO – Possible private placement of up to 3 million new shares in Frontline Ltd.

Frontline Ltd. intends to complete a private placement of 2.3 million new shares with an option to over-allocate up to a total of 3 million new shares. The Company will approach professional investors to test the market's interest following the close of the Oslo Stock Exchange today.

Frontline Ltd.'s largest shareholder, Hemen Holding Ltd., has guaranteed the subscription of 2.3 million shares.

The net proceeds from the private placement will, if successful, be used to finance the acquisition of the 5 double hull suezmax tankers which was announced this morning and in settlement of the delivery of shares in Overseas Shipholding Group Inc. currently controlled through forward contracts.

The shares in the placement will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

This press release does not constitute an offer to subscribe for the shares in the United States.

For further enquiries:

Inger M. Klemp: Chief Financial Officer, Frontline Management AS, +47 23 11 40 76

Frontline Ltd.
Hamiiton, Bermuda
June 25, 2008

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: June 25, 2008
By:   /s/  Inger M. Klemp
Inger M. Klemp
Principal Financial Officer